**UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C.
20549 FORM C UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

IPC Coop
Legal status of issuer

Form
Cooperative

Jurisdiction of Incorporation/Organization
Nevada

Date of organization
April 29, 2020

Physical address of issuer
946 Dresslerville Road, Reno, NV 89460

Website of issuer
Ipc.coop

Name of intermediary through which the Offering will be conducted
PicMii Crowdfunding, LLC

CIK number of intermediary
0001817013

SEC file number of intermediary
007-00246

CRD number, if applicable, of intermediary
310171

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
At the conclusion of the offering, the issuer shall pay a fee of seven percent (7%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
No
Type of security offered
Bonds (Debt)

Target number of Securities to be offered
10

Price (or method for determining price)
$10,000.00

Target offering amount
$10,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$100,000

Deadline to reach the target offering amount
April 01, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed payments will be returned.

Current number of employees: 6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$100	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Wyoming, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 8, 2021

FORM C Up to $100,000

IPC Cooperative

IPC Co-op

Bonds (Debt)

This Form C (including the cover page and all exhibits attached hereto, the "**Form C**") is being furnished by IPC Co-op a Nevada cooperative (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), to prospective investors for the sole purpose of providing certain information about a potential investment in the debt offering of the Company or Companies (the "**Rights**" or the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "**Purchasers**."

The Company intends to issue debt securities with an aggregate nominal value of at least **$10,000** and up to **$100,000** from Purchasers in the offering of Securities described in this Form C (this "**Offering**"). The minimum nominal amount of is **$10,000.00** per Purchaser (which may be waived by the Company, in its sole and absolute discretion, subject to the Intermediary's terms of service). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's (as defined below) portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary (as defined below) has the ability to reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason
.
The Offering is being made through PicMii Crowdfunding, LLC (the "**Intermediary**").

	Price to Purchasers	Service Fees and Commissions [1][2]	Net Proceeds [4]
Minimum Individual Purchase Amount 10 [3]	$10,000	$700	$9,300
Aggregate Minimum Offering Amount 10,000	$10,000	$700	$9,300
Aggregate Maximum Offering Amount 1,070,000	$100,000	$7,000	$93,000

(1) PicMii Crowdfunding, LLC or a successor as approved by the SEC, will receive 7% of the total Securities being issued in this Offering.
(2) The Company is not paying any cash, fiat, or other form of a percentage of the proceeds of the Offering to the Intermediary, the sole compensation to the intermediary, PicMii Crowdfunding, LLC, is described above in (1).
(3) Subject to adjustment at the Company's sole discretion.
(4) Dollar amounts are shown for the purposes of this chart, however the Company will only receive forms of consideration which have a nominal value of the amounts listed but are not provided in the form of cash or assets convertible to cash, therefore Net Proceeds should be reviewed from a nominal value perspective by a potential Purchaser.

A crowdfunding investment involves risk. You should not invest any payments in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act (the "Securities Act") and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at ipc.coop no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 8, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

There are significant risks and uncertainties associated with an investment in the company and the securities. The securities offered hereby are not publicly traded and are subject to transfer restrictions. There is no public market for the securities for at least one year after closing of the offering. An investment in the company is highly speculative. The securities should not be purchased by anyone who cannot bear the financial risk of this investment for an indefinite period and who cannot afford the loss of their entire investment although 40% ($4,000 for the target raise) is backed by insured gold bullion earning 8.8% annually. See the section of this form c entitled "risk factors."

These securities involve a high degree of risk that may not be appropriate for all investors. This form c does not constitute an offer in any jurisdiction in which an offer is not permitted. Prior to consummation of the purchase and sale of any security the company will afford prospective investors an opportunity to ask questions of and receive answers from the company and its management concerning the terms and conditions of this offering and the company. No source other than the intermediary has been authorized to give any information or make any representations other than those contained in this form c, and if given or made by any other such person or entity, such information must not be relied on as having been authorized by the company.

Prospective investors are not to construe the contents of this form C as legal, accounting or tax advice or as information necessarily applicable to each prospective investor's particular financial situation. Each investor should consult his or her own financial adviser, counsel and accountant as to legal, tax and related matters concerning his or her investment.

The securities offered hereby will have transfer restrictions. No securities may be pledged, transferred, resold or otherwise disposed of by any purchaser except pursuant to rule 501 of regulation cf. Investors should be aware that they will be required to bear the financial risks of this investment for an indefinite period of time.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE
.

NOTICE REGARDING ESCROW AGENT

6

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

FORWARD LOOKING STATEMENT DISCLOSURE

THIS FORM C AND ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN OR THEREIN CONTAIN FORWARD-LOOKING STATEMENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT OR RELATING TO PRESENT FACTS OR CURRENT CONDITIONS INCLUDED IN THIS FORM C ARE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS GIVE THE COMPANY'S CURRENT REASONABLE EXPECTATIONS AND PROJECTIONS RELATING TO ITS FINANCIAL CONDITION, RESULTS OF OPERATIONS, PLANS, OBJECTIVES, FUTURE PERFORMANCE AND BUSINESS. YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY THE FACT THAT THEY DO NOT RELATE STRICTLY TO HISTORICAL OR CURRENT FACTS. THESE STATEMENTS MAY INCLUDE WORDS SUCH AS "ANTICIPATE," "ESTIMATE," "EXPECT," "PROJECT," "PLAN," "INTEND," "BELIEVE," "MAY," "SHOULD," "CAN HAVE," "LIKELY" AND OTHER WORDS AND TERMS OF SIMILAR MEANING IN CONNECTION WITH ANY DISCUSSION OF THE TIMING OR NATURE OF FUTURE OPERATING OR FINANCIAL PERFORMANCE OR OTHER EVENTS.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS FORM C AND ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN OR THEREIN ARE BASED ON REASONABLE ASSUMPTIONS THE COMPANY HAS MADE IN LIGHT OF ITS INDUSTRY EXPERIENCE, PERCEPTIONS OF HISTORICAL TRENDS, CURRENT CONDITIONS, EXPECTED FUTURE DEVELOPMENTS AND OTHER FACTORS IT BELIEVES ARE APPROPRIATE UNDER THE CIRCUMSTANCES. AS YOU READ AND CONSIDER THIS FORM C, YOU SHOULD UNDERSTAND THAT THESE STATEMENTS ARE NOT GUARANTEES OF PERFORMANCE OR RESULTS. THEY INVOLVE RISKS, UNCERTAINTIES (MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL) AND ASSUMPTIONS. ALTHOUGH THE COMPANY BELIEVES THAT THESE FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS, YOU SHOULD BE AWARE THAT MANY FACTORS COULD AFFECT ITS ACTUAL OPERATING AND FINANCIAL PERFORMANCE AND CAUSE ITS PERFORMANCE TO DIFFER MATERIALLY FROM THE PERFORMANCE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE OR SHOULD ANY OF THESE ASSUMPTIONS PROVE INCORRECT OR CHANGE, THE COMPANY'S ACTUAL OPERATING, AND FINANCIAL PERFORMANCE MAY VARY IN MATERIAL RESPECTS FROM THE PERFORMANCE PROJECTED IN THESE FORWARD-LOOKING STATEMENTS.

ANY FORWARD-LOOKING STATEMENT MADE BY THE COMPANY IN THIS FORM C OR ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN OR THEREIN SPEAKS ONLY AS OF THE DATE OF THIS FORM C. FACTORS OR EVENTS THAT COULD CAUSE OUR ACTUAL OPERATING AND FINANCIAL PERFORMANCE TO DIFFER MAY EMERGE FROM TIME TO TIME, AND IT IS NOT

POSSIBLE FOR THE COMPANY TO PREDICT ALL OF THEM. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE, EXCEPT AS MAY BE REQUIRED BY LAW.

Table of Contents

ONGOING REPORTING

The Company, or a successor entity, will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year:

Once posted, the annual report may be found on the Company's website at ipc.coop

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Offering

Minimum amount being offered	10,000
Total Amount Outstanding After Offering (if minimum amount reached)	10,000
Maximum amount being offered	100,000
Total Amount outstanding after Offering (if maximum amount reached)	100,000
Purchase price per Security/Token	$10,000
Minimum investment amount per investor	$10,000*
Offering deadline	April 1, 2022
Use of proceeds	See the description of the Use of Proceeds
Voting Rights	Investors will not receive any voting rights.

The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of seven percent (7%) of the Securities issued in this Offering.

* The Company reserves the right to amend the minimum investment amount per investor, in its sole discretion.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks associated with the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Purchase of the debt securities in this offering do not confer any voting or other governance rights. The Purchasers will have no control over the Company.

The Purchasers are not and will not be entitled, to vote for any purpose, nor will anything be construed to confer on the Purchasers any of the rights of a shareholder of the Company.

Risks Related to the Company's Business and Industry

The Company has limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in the early-stage and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our founder George W. Beard.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits**.**

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the

Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately The company has specifically agreed that 40% ($4,000 if target amount is raised) will be deposited in gold in an insured bullion bank and that the annual interest on that portion will be the same, i.e. 8.8%.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you subject to a one-year lockup.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights.

For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and possibly will not ever be a public market for the Securities although the Company has received a "LISTING ENGAGEMENT AGREEMENT" with Amalga Securities Ltd., a Merj Exchange sponsor for trademarked GILT-EDGED HIGH-YIELD BOND offerings such as this one. The MERJ Exchange is a global securities exchange for traditional and digital securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities currently have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account or for a trust, for investment purposes and not with a view to resale or distribution thereof.

Investors will have no right to control the Company's operations.

Bond investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put bond Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

Despite having earmarked insured gold bullion (see above), there is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

60% of U.S. households don't have $400 to repair their car. Nevertheless, thanks to joining a consumer cooperative that employs proprietary technology designed by IPC Co-op's founder George W. Beard, their consumer cooperative will very conveniently help households save significantly more money each year, tax free.

Money Managers (MM) employed by IPC Co-Op will be managing a *"patient capital pool"* of *GILT-EDGED HIGH-YIELD BOND™* receipts that may exceed $10 billion by 2026. Some patient capital will be invested in single branch, fractional reserve banks, SBIC's and community development organizations in addition to the estimated 600 Due Diligence Lab approved new ventures per year.

Business Plan

U.S. cooperatives are required by Federal regulations to distribute at least 20% of their surplus to their members or risk losing the cooperative's tax-free standing as a Nonprofit Organization (NPO).
The Company will mainly earn revenues via fee-for-service and via returns on its investments.
For its patient capital pool, IPC Co-Op has identified some turnkey investment categories for the 2100 U.S. counties also served by Rural Electric Cooperatives that have returns on investment of 250% (ROI) according to *The Almanac of Business and Industrial Financial Ratios.*

Generally, surplus earned by investments will be shared by Federated consumer cooperative NPOs with the IPC Co-Op NPO and their joint *patient capital pool* resources will be available to pay the 8.8% interest on GILT-EDGED HIGH-YIELD BOND™ offerings.

The Company's Products and/or Services

Money Managers (MM) employed by IPC Co-Op will be managing a *"patient capital pool"* of *GILT-EDGED HIGH-YIELD BOND™* receipts that may exceed $10 billion by 2026. Some patient capital will be invested in single branch, fractional reserve banks, SBIC's and community development organizations in addition to the estimated 600 DD Lab approved new ventures per year. Household members of the Federation's consumer cooperatives will receive a weekly news magazine informing them of such earning opportunities as home food delivery and contingent worker opportunities in businesses that may or may not be owned by consumer co-ops.

Competition

The company does not have any competitors in the United States. The only comparable model is the Mondragon corporation, however they are headquartered in Spain.

Customer Base

The Company does not have customers in the traditional sense.

Intellectual Property

The Company's founder has trademarked Gilt-Edged High-Yield Bond™.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry, and the Mondragon business model in particular, to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	7%	$700	7%	$7,000
Platform Advances & Maintenance	0%	$0	10%	$10,000
General & Admin. Expenses	74%	$7,400	75%	$75,000
Sales, Marketing & Memberships	19%	$1,900	8%	$8,000
Total	100%	$10,000	100%	$5,000,000

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS AND EMPLOYEES

The manager and the principals of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities.

Officer: George William Beard

Positions Held: Managing Member Year Joined: 2020

George W. Beard has >55 years experience as a serial start-up entrepreneur, Business Angel and Co-Op development consultant. He has acted as an emerging growth company "turn-around" executive in the areas of sales, marketing, mergers, strategic planning, finance and general management. Mr. Beard's previous clients include Honeywell Information Systems (HISI 3200: 1st General Purpose mainframe computer w. telephony), G.E., Blue Cross (where Mr. Beard designed the central network database system, CIP), American Mutual Insurance Company (managed Systems and Programming Departments), Fidelity, Prime Computer, MUMS founder (MultiUser MicroSystems), EES founder (card-swipe Mac), i Corp (founder,   world's fastest x86 servers), ThugBuster founder, Lotus/IBM and Wang, BrightChange founder - now CFO of IPC Co-Op© (www.IPC.coop) a Nevada-based global Consumer/Buyers Cooperative and federations with his permission to issue GILT-EDGED HIGH-YIELD BOND™ offerings.

His strategies and innovations make valuable contributions to many companies. Beard's patented Security System, having card access and a stealthy internal lock, is frequently referenced in patent applications. In recognition of his contributions in industry, Beard was invited to become a Sloan Fellow at MIT's Sloan School of Management. There, and at Harvard, he studied multi-national production strategy and finance, earning a Masters degree in Management from the Massachusetts Institute of Technology (MSB, MIT). Mr. Beard studied Electronics & Industrial Engineering at the University of Minnesota. He is an Eagle Scout with 3 Gold Palms.

Specialties: EB-5 TEA, Regulation A+ ($50 mil. SEC Reg. A+ Tier 2 DPO) Concept, Seed Stage equity with Equal Opportunity IPO (EO-IPO / EOIPO allocation rights), Co-Ops, Benefit Corporations, "IPO Express", B Corp, Business Development Company (BDC), capital formation, finance, title insurance, M&A, product /system design, innovation, motivation, risk mgt., surveillance, governance, going public via the *"Beacon Model"*, distributed blockchain logistics, payments. Trademarked the GILT-EDGED HIGH-YIELD BOND™ He also serves as the Treasurer of LOOKFIRST (an insurance holding company) and as the Managing Partner of Beacon Investment Partners. See: linkedin.com/in/george-beard-a8b195a

Last 3 Years of Work Experience:

George Beard has been self employed helping charities and companies in which he has a personal interest for decades. One of these is the IPC Co-Op, a Nevada cooperative. He has taken an Oath of Poverty. Now at age 83, Beard has long been semi-retired.

Having tens of thousands to 1st level contacts on LinkedIn (where he has a bio sketch), George Beard frequently is asked to coach about startup finance and the *Beacon Model*.

In 2020, Beard invented a novel means for startup companies to raise capital via *GILT-EDGED HIGH-YIELD BOND™* offerings, *Stable Gold Collateral*$^{©}$ *(SGC*$^{©}$*)* achieved by fully backing up their *high yield* with gold deposits in insured bullion banks (details below).

Cooperatives sell stock only to existing cooperative members. Federated consumer cooperatives in Canada ICada with permission from George Beard, are expected to raise $675 million every 12 months. Concurrently, ten Federated U.S. consumer cooperatives will now, for the first time in history, and given permission from George Beard, be able to raise a total of $800 million every 12 months via *GILT-EDGED HIGH-YIELD BOND™* offerings.

At long last, it will soon become feasible for these 19 new Federated consumer cooperatives to introduce a 4-pillared Mondragon-like business model to the Americas.

Employees

The Company currently has 1 Employee who earns $1 per year and who has financed IPC Co-Op.

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company was formed on March, 2021. The Company currently has 1 employee, the founder George W. Beard The Company is headquartered in Nevada.

Management's Discussion and Analysis of Financial Condition and Results of Operation: Below is the following discussion and analysis of our financial condition and results of operation. In conjunction with this, you should also review our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our the business, included forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview:

The Company expects to retain attorneys in the USA, Canada and the City of London. One of whom, for many years, served on the Board of Directors of the National Cooperative Bank along with U.S. leaders of key Cooperative organizations. In turn, these leaders will help the Company begin to staff HBPAs in some of the 10 U.S. Census Divisions. The objective is for each divisional HBPA, so staffed, to be able to raise $80 million every 12 months via *GILT-EDGED HIGH-YIELD BOND™* offerings.   Create the Album and distribute it on all major digital streaming platforms management teams to lead. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones:

2021: Via *GILT-EDGED HIGH-YIELD BOND™* **offerings,** raise $80 million for an **HBPA** in each of 6 of the 10 U.S. Census Divisions. Staff two new Due Diligence Laboratories – one DD Lab in Rochester New York and one in Rochester Minnesota. Begin screening Beacon Model investment opportunities.

2022: Via *GILT-EDGED HIGH-YIELD BOND™* **offerings, r**aise $80 million for an HBPA in each of the 10 U.S. Census Divisions plus Puerto Rico. Launch headquarters operations in Puerto Rico.

Liquidity and Capital Resources

The Company has no other available sources of capital aside from monies in the bank. As of August 27, 2021, the Company has cash proceeds of $100.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the foreseeable future.

Trends and Uncertainties

After reviewing the Company's business objectives and goals, potential Purchasers should consider whether achievement of these goals is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking the necessary steps to achieve the objectives and goals and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

Cancellations

Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the first closing of the Offering, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company and the Intermediary will notify Purchasers when the Minimum Amount has been reached. The Company may conduct an initial closing of the Offering at least five (5) days after reaching the Minimum Amount, but no sooner than twenty-one (21) days after the date of this offering; Purchasers shall be notified of this initial closing. The Company may then conduct a series of additional closings (either with new or existing Purchasers) until the Offering Deadline.

Until the Offering Deadline, the Company will provide notice to Purchasers and identified prospective Purchasers of any material changes to the Offering. Prior to the initial closing, if a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the information provided by the Purchaser will be destroyed. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached or before 48 hours before the Offering Deadline, the Purchaser's information will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her consideration. Any Purchaser consideration received after the initial closing will be delivered directly to the Company and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Multiple Closing or Rolling Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Minority Ownership Risks

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As bond holders, crowdfunding investors are subject to the decisions made by the majority owners. Management controls the company. Bondholders have no vote on issues that impact their investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or

Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

Commission/Fees
7% of the amount raised

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities for the purpose of this Offering.

The Securities

The following is a summary of the Securities and we request that you please read the Subscription Agreement attached hereto.

Voting and Control

The holder of the debt security (bonds) does not have any voting rights.

Anti-Dilution Rights

The debt security (bonds) does not provide for anti-dilution rights.

Restrictions on Transfer

The Securities may not be transferred by any Purchaser during the one-year holding period beginning when the securities were issued.

Other Material Terms

The Company has the right to cease operations. Purchasers are not guaranteed a return on the consideration provided.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR. EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

The Company has not conducted any transactions with related person.

Conflicts of Interest

To the knowledge of the Company, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

None.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Subscription Agreement
Exhibit C   Offering Page on Intermediary's Portal

Attachments:
1.   Articles of Incorporation

EXHIBIT A

Financial Statements

I hereby certify that the financial statements provided for IPC Co-op and notes thereto for the periods provided included in this Form C Offering Statement are true and complete in all material aspects and that the information below reflects accurately the information stated on our Federal Income Tax Returns for this time period.

Financial information certified by this principal executive officer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer in reliance on SEC Rule 227.201(bb).

In WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the date signed.

George W. Beard

9/8/2021

Balance Sheet

UNAUDITED

Assets	2020		2021	
Current Assets				
Cash	$	-	$	$100
Total Current Assets	$	-	$	-
Fixed Assets				
Building	$	-	$	-
FF&E	$	-	$	-
Accumulated Depreciation	$	-	$	-
Total Fixed Assets	$	-	$	-
Other Assets				
Other Assets	$	-	$	-
Total Other Assets	$	-	$	-
Total Assets	$	-	$	$100

Liabilities				
Current Liabilities				
Current Debts	$	-	$	-
Total Current Liabilities	$	-	$	-
Long Term Liabilities				
Long Term Debts	$	-	$	-
Total Long Term Liabilities	$	-	$	-
Total Liabilities	$	-	$	$0

Equity				
Beginning Equity	$	-	$	$100
Investor Contributions	$	-	$	-
Net Income	$	-	$	-
Retained Earnings	$	-	$	-
Total Equity	$	-	$	$100
Total Liabilities & Equity	$	-	$	$100

Consolidated Statement of Cash Flows

UNAUDITED

Cashflow from Operations	2020	2021
Net Income (Loss)	$ -	$ -
Plus: Depreciation	$ -	$ -
Other Operating Activities	$ -	$ -
Total Cashflows from Operations	$ -	$ $0

Cashflows from Investing		
Investor Contributions	$ -	$ -
Investor Draws & Distributions	$ -	$ -
Total Cashflows from Investing	$ -	$ $0

Cashflows from Financing		
Financing Activities	$ -	$ -
Total Cashflows from Financing	$ -	$ $0

Beginning Cash Balance	$ -	$ -
Change in Cashflows	$ -	$ -
Year Cashflows	$ -	$ -
Cashflow for As of Year End	$ -	$ $0

Statement of Income and Expense

UNAUDITED

		2020		2021
Revenue				
		-	$	-
Total Revenue	$	-	$	-
Cost of Goods Sold				
Cost of Goods Sold	$	-	$	-
Total Cost of Goods Sold	$	-	$	-
Gross Profit	$	-	$	-
Expenses				
Payroll and Wages	$	-	$	-
Total Expenses	$	-	$	-
Net Ordinary Income	$	-	$	-
Net Income	$	-	$	-

Statement of Owners Equity

UNAUDITED

	2020		2021	
Owners Equity at Jan 1	$	-	$	-
Add				
Owner Contributions	$	-	$	$100
Investor Capital Contributions	$	-	$	-
Net Income	$	-)	$	-)
Subtotal	$	-	$	$100
Deduct				
Dividend Distributions	$	-	$	-
Subtotal	$	-	$	-
Equity at Year End	$	-	$	-

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Accompanying Report)

NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES
IPC Coop intends to fund operations and growth through amounts raised under a bond offering under Regulation Crowdfunding under the Securities Act of 1933, as amended.

BASIS OF ACCOUNTING
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET CLASSIFICATION
The Company includes in current assets and liabilities retainage any amounts receivable and payable under construction contracts, which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

CASH AND CASH EQUIVALENTS
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalent

EXHIBIT B
Offering Page on Intermediary's Portal

PicMii Crowdfunding

IPC Coop



Money Managers (MM) employed by IPC Co-Op will be managing a *"patient capital pool"* of *GILT-EDGED HIGH-YIELD BOND™* receipts that may exceed $10 billion by 2026. Some patient capital will be invested in single branch, fractional reserve banks, SBIC's and community development organizations in addition to the estimated 600 DD Lab approved new ventures per year.

Progress **0%**
Funding Raised **$0**
Funding Goal **$0**
Days Remaining **200 Days**

Equity Type **Debt**
Price Per Security **$10,000**
Shares for Sale **10**
Deadline **April 1st, 2022**
Minimum Investment: **$10,000**
Target Offering Range: **$10,000 - $100,000**

Link to Form C

Virtual Business Pitch

Business Description

Serving America's Community

60% of U.S. households don't have $400 to repair their car. Nevertheless, thanks to joining a consumer cooperative that employs proprietary technology designed by IPC Co-op's founder George W. Beard, their consumer cooperative will very conveniently help households save more money each year.

Actuarially, Americans being retired at age 65 will live over 18 more years. Many millions could earn a healthy living by participating in Mondragon-model cooperatives that they can own.

Money Managers (MM) employed by IPC Co-Op will be managing a *"patient capital pool"* of *GILT-EDGED HIGH-YIELD BOND™* receipts that may exceed $10 billion by 2026. Some patient capital will be invested in single branch, fractional reserve banks, SBIC's and community development organizations in addition to the estimated 600 DD Lab approved new ventures per year.

Business Plan

U.S. cooperatives are required by Federal regulations to distribute at least 20% of their surplus to the members or risk losing the cooperative's tax-free standing as a Nonprofit Organization (NPO).
The Company will mainly earn revenues via fee-for-service and via returns on its investments.
For its patient capital pool, IPC Co-Op has identified some turnkey investment categories for the 2100 U.S. counties also served by Rural Electric Cooperatives that have returns on investment of 250% (ROI) according to *The Almanac of Business and Industrial Financial Ratios.*

Generally, surplus earned by investments will be shared by Federated consumer cooperative NPOs with the IPC Co-Op NPO and their joint *patient capital pool* resources will be available to pay the 8.8% interest on GILT-EDGED HIGH-YIELD BOND™ offerings.


Problem

Americans Don't Have Access to Gilt-Edge High-Yield Bonds


The wealth gap continues to grow in America and only elsewhere in the world is there a model similar to George Beard's Gilt-Edge High-Yield Bond™. The bonds yield is 8.8% and would be beneficial to American's everywhere. Consumer cooperatives can sell stock to the members but, starting out, they have no members. They could try to sell bonds but without any operating history the bonds cannot be rated – they would be "junk" even if they were backed by gold.


Solution


Another product is a new form of venture capital – *"the Beacon model".* SEC Regulation A offerings can be invested in by *"any sane American".* Canadian companies can raise money under Regulation A although everyday households in Canada are not permitted to invest.

In order to open the door to everyday households, the IPC Co-Op federations of consumer Co-Ops will finance to due diligence laboratories (DD Labs) – one in Rochester New York and the other in Rochester Minnesota. A weekly digital publication will inform everyday household members in10 Federated consumer cooperatives in the USA of thoroughly due diligenced startup investment opportunities that their consumer Cooperative will invest in along with them.

Extensively due diligenced startups' boards of directors will benefit from federated consumer cooperatives' close ties to, and financial support of, hundreds of single- branch banks and other local institutions throughout rural America.

All coops will also benefit from the International Cooperative Association's (ICA's) *"Principal 6"* whereby IPC Co-Op and all cooperatives are expected to come to the aid of one another if asked. Rural Electric Cooperatives operate in 2100 U.S. counties and some Credit Unions operate from coast to coast across the U.S. and Canada.

IPC Co-Op's Washington DC office will work closely with the SBA's *SBDC, SBIC, SBIT, SBTT, Mentor-Protégé* program and *Office of Business Development,* the USDA's *Rural Business Cooperative Service,* the Treasury's C*ommunity Development Financial Institutions Fund (CDFI)* and *Office of Small and Disadvantaged Business Utilization,* the Department of Commerce's *foreign service advisors,* the Dept. of Energy's *Office of Science,* its *Advanced Grid Integration* division and its *Loan Programs Office* and the National Cooperative Bank (NCB) and the World Bank Group (WB or WBG) *Multilateral Investment Guarantee Agency*.

Money Managers (MM) employed by IPC Co-Op will be managing a *"patient capital pool"* of *GILT-EDGED HIGH-YIELD BOND™* receipts that may exceed $10 billion by 2026. Some patient capital will be invested in single-branch, fractional reserve banks, SBIC's and community development organizations in addition to the estimated 600 DD Lab approved new ventures per year.

Many of those startups will be *"state Benefit Corporations"* tracking *the Beacon Model* path to listings on Toronto Stock exchanges in under 12 months*; others will be *conversions to cooperatives.*

Become an Investor

Why Invest

IPC Cooperative has positioned itself to help countless Americans financially. The cooperative is focused on providing to the general public their unique variety of bonds backed by insured gold.

The Minimum Investment is $10,000. IPC Coop is seeking only **$100,000** in this round, so the opportunity may not last long. The bonds pay an 8.8% APY with a maturity date of 30 years. After one year of holding the bonds (after the offering) the bonds will be able to be sold on the Merj exchange. These securities being sold do not come with any voting rights since they are bonds.

Traction & Customers

IPC Cooperative does not yet have any customers. Their business model has a lot of traction in Spain used within Mondragon, however this model has not yet been launched within the United States.

Investors

IPC Cooperative has not yet raised any funding up until this point in time. This regulation crowdfunding offering is their first offering on the platform.

Terms

This offering of debt securities, under registration exemption 4(a)(6), in IPC Coop. This offering must raise at least $10,000 by April 1st, 2022 at 11:59pm ET. If this offering doesn't reach its target, then your money will be refunded.

Risks

See Offering Statement; A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

EXHIBIT C

Subscription Agreement

IPC Cooperative

SUBSCRIPTION AGREEMENT

<u>Subscription Disclosures</u>

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR A PERIOD OF 1 YEAR PER REGULATION CROWDFUNDING LIMITATIONS. AFTER 1 YEAR, THE SECURITIES MAY BE TRADED.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS.ALTHOUGH AN OFFERING MEMORANDUM HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING MEMORANDUM DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC.THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BYFUNDOPOLIS.COM(THE "INTERMEDIARY").ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d).THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERINGMEMORANDUMOR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE.IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED.EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT.WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING.NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE.EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

Subscription Agreement

1. Subscription.

a. The undersigned ("Subscriber") hereby subscribes for and agrees to purchase an 8.8 percent APY bond ("debt", "debt instrument'), of IPC Cooperative (the "Company"), a Cooperative, organized under the state of Nevada, for the principal amount of $%%AMOUNT%%,upon the terms and conditions set forth herein. The Securities being subscribed for under this Subscription Agreement are also referred to as the "Securities". The rights and preferences of the Securities are as **set forth in this subscription agreement** and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

b. .By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, **a copy of the Offering Memorandum of the Company** filed with the SEC and any other information required by the Subscriber to make an investment decision.

c. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

d. The aggregate principal amount of Securities sold shall not exceed **$250,000.00** (the "Maximum Offering").The Company may accept subscriptions until April 1,2022 (the "Termination Date"). Providing that subscriptions for $10,000.00 in Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

e. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason/, this Subscription Agreement shall have no force or effect.

2.Purchase Procedure.

a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means.Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

b. Escrow arrangements. Payment for the Securities shall be received by Prime Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with PicMii Crowdfunding's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company or any transfer agent the Company, in its discretion, chooses to maintain records of Securities ownership, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

a. Organization and Standing. The Company is a Corporation duly formed, validly existing and in good standing under the laws of the State of Nevada. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the Bylaws and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign entity in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

b. Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

c.   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate actions on the part of the Company. The Securities, when so issued, sold and delivered against payment thereof in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

d.   Authority for Agreement. All action on the part of the Company necessary for the authorization of this Subscription Agreement, the performance of all obligations of the Company hereunder at a Closing and the authorization, sale, issuance and delivery of the Securities pursuant hereto has been taken or will be taken prior to the applicable Closing.

The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) aslimited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e.   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f.   Financial statements. Complete copies of the Company's financial statements (the "Financial Statements") have been made available to the Subscriber and appear in **the Offering Memorandum**. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. If required by **Regulation CF**, the Company has retained the services of an independent accounting firm to audit or review the Financial Statements to determine if they remain within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

g.   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

a.   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Bylaws and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b.   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

c.   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and under stands all of the risk factors relating to the purchase of Securities.

d.   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

i. To the Company;

ii. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act

iii. As part of an offering registered under the Securities Act with the SEC; or

iv. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e.   Investment Limits. Subscriber represents that either

:i. Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than

(A)5% of the lower of its annual income or net worth, or

(B) $2,200; or

ii. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000 .

f.   Noteholder Information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Noteholder (or potential Noteholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

g.   Company Information. Subscriber has read the **Offering Statement**. Subscriber understands that the Company Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

h.   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

j.   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including
(i) the legal requirements within its jurisdiction for the purchase of the Securities,
(ii) any foreign exchange restrictions applicable to such purchase,
(iii) any governmental or other consents that may need to be obtained, and
(iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6.Indemnity.The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement.The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Nevada. EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN NEVADA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS.EACH OFTHESUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT.EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE

SERVICE OF PROCESS OUTOF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDINGOR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY.EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS.THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.Miscellaneous.

a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.
b. This Subscription Agreement is not transferable or assignable by Subscriber.
c. The representations, warranties and agreements contained herein shall be deemed to bemade by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.
d. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.
e. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.
f. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.
g. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.
h. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.
i. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof
.j. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
k. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.
l. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law. [SIGNATURE PAGE FOLLOWS]

IPC Cooperative Subscription Agreement Signature Page

The undersigned, desiring to purchase **Bonds/Debt** from IPC Cooperative by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

    a.   The aggregate principal amount of the Security the undersigned hereby irrevocably subscribes for is $%%AMOUNT%%.

    b.   b.The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of,[SUBSCRIBER]._____

Signature_____

Name (printed)_____

Address 1_____

Address 2_____

Date

If the Securities are to be purchased in joint names, both Subscribers must sign:_____Signature_____Name (printed)_____

Address 1_____ Address 2_____

Date This Subscription is accepted on _____, 201X IPC Cooperative By:_____George Beard (Managing Member)